UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

Battle Mountain Gold Inc.

(Exact name of registrant as specified in its charter)

Suite 300, 1055 West Hastings Street

Vancouver, BC

Canada V6E 2E9

(604) 331-8772

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Without Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

On May 14, 2017, Registrant closed its previously announced Plan of Arrangement with Gold Standard Ventures Corp. (“Gold Standard”), pursuant to which Gold Standard acquired all of the outstanding common shares of Registrant, certain options to acquire common shares of Registrant (“Battle Mountain Options”) were cancelled, Battle Mountain Options held by Registrant’s employees were exchanged for options to acquire common shares of Gold Standard, and the remaining Battle Mountain Options and warrants to acquire common shares of Registrant became exercisable for common shares of Gold Standard. Accordingly, as of the date hereof all common stock of Registrant is owned by Gold Standard.

Pursuant to the requirements of the Securities Exchange Act of 1934, Battle Mountain Gold Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

June 14, 2017	By /s/Glenn Kumoi
Date	Glenn Kumoi
Director